

October 17, 2017

Mr. Richard M. Brand
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

      Re: **Automatic Data Processing, Inc.**
              Definitive Additional Materials on Schedule 14A
              Filed October 16, 2017 by William A. Ackman et al.
              File No. 001-05397

Dear Mr. Brand:

      We have reviewed your filing and have the following comment. Please respond to this letter by providing the requested information or by advising us when you will provide the requested information. After reviewing the information you provide in response to this comment, we may have additional comments.

1.   We note your statements concerning an independent survey conducted by Sanford C. Bernstein & Co. Please provide us with a copy of this survey.

      Please contact me at (202) 551-3589 if you have any questions.

                    Sincerely,

                    /s/ Tiffany Piland Posil

                    Tiffany Piland Posil
                    Special Counsel
                    Office of Mergers and Acquisitions